Caledonia Commissions Plant Expansion at Barbrook Gold Mine

Toronto, Ontario – January 23, 2006:  Caledonia Mining Corporation (“Caledonia”)
(TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the completion and commissioning of the metallurgical plant expansion at its wholly owned Barbrook gold mine in South Africa.

The expansion project effectively more than doubles the plant milling capacity and includes crushing, primary milling, flotation, carbon removal, ultra-fine grinding, oxidation and resin-in-leach circuits.

Stefan Hayden, President and CEO of Caledonia, said “The plant expansion will enable Barbrook to increase its gold production target to 22,0000 ounces per annum for the 2006 financial year and take advantage of the current high gold price and positive investor sentiment towards the metal.  The mine’s underground development program has identified substantial additional and accessible ore sources which will provide sufficient mining flexibility to meet the increased milling target of 18,000 tonnes per month”

Caledonia continues to be unhedged and debt free.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.